

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2022

Christopher Conoscenti
Chief Executive Officer
Sitio Royalties Corp.
1401 Lawrence St
Suite 1750
Denver, CO 80202

> **Re: Sitio Royalties Corp.**
> **Registration Statement on Form S-3**
> **Filed July 18, 2022**
> **File No. 333-266182**

Dear Mr. Conoscenti:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.


Sincerely,

Division of Corporation Finance
Office of Energy & Transportation


cc: Raleigh Wolfe, Esq.